FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of April, 2004

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                          Commission File Number 1-4620

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                      Crystallex International Corporation
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                 (Translation of registrant's name into English)

        18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F[x]            Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a
Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                  ------------

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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
            Attached is Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2003, for Crystallex International Corporation ("Crystallex"), which Crystallex filed on SEDAR in Canada. This document should be read together with the following documents, which Crystallex furnished to the SEC on Form 6-K on April 23 and 26, 2004, respectively, and filed on SEDAR in
Canada:

1. Press release containing a summary of year end 2003 results; and

2. Audited Financial Statements for the years ended December 31, 2003, 2002, and 2001.

The financial information contained in the MD&A as well as in each of documents 1 and 2 above was prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and reconciled to US GAAP.

                       MANAGEMENT DISCUSSION AND ANALYSIS
                       OF FINANCIAL AND OPERATING RESULTS
                  (in Canadian dollars, unless otherwise noted)

2003 HIGHLIGHTS

     o Positive Feasibility Study for the Las Cristinas gold project completed by SNC -- Lavalin Engineers and Constructors Inc. (SNCL).

     o Strengthened senior management with the hiring of Todd Bruce as President and Chief Executive Officer and Ken Thomas as Chief Operating Officer. Closed the Vancouver office and consolidated the Company's management and administrative operations at its new Toronto head office.

     o Received bids by year end for Engineering, Procurement and Construction Management (EPCM) services for the development of Las Cristinas.

     o Reserves at December 31, 2003 of 10.6 million ounces of gold, including 10.2 million ounces at Las Cristinas.

     o Common share and special warrant financings in August and September 2003 raised gross proceeds of US$38.2 million. Cash at December 31, 2003 of $33.9 million.

     o Policy to become hedge free. Reduced gold contracts in 2003 by 25%, or 122,000 ounces. In 2004, plan to buy back additional contracts in an amount at least equivalent to gold production for the year.

     o    Sold the San Gregorio mining interests and related assets in Uruguay.

     o Net loss for the year of $82.1 million, or ($0.70) per share, inclusive of a non-hedge derivative loss of $21.7 million, or ($0.18) per share and a non-cash write-down of mineral properties of $23.0 million, or ($0.20) per share.

SUBSEQUENT TO YEAR-END

     o In January and February, further strengthened management by recruiting three senior project development executives: Ron Colquhoun as Vice President Technical Services; Barney Burke as Corporate Manager, Projects; and John Binns as Vice President Environment.

     o On March 8, received approval of the Las Cristinas Feasibility Study from the Corporacion Venezolana de Guayana (CVG).


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

     o On March 25, awarded an EPCM contract to SNCL to provide services for the construction of Las Cristinas. The EPCM schedule is approximately twenty-four months. Detailed engineering has commenced.

     o On April 5, closed a common share financing of 25 million common shares at $4.00 per share for gross proceeds of $100 million. Net proceeds received of US$71.7 million will be used to fund the development of Las Cristinas.

     o On April 15, submitted the Environmental Impact Study (EIS) for Las Cristinas to the CVG and the Ministry of the Environment and Natural Resources (MARN). Receipt of all required permits to start construction of Las Cristinas is expected later in 2004.

OVERVIEW

The Company recorded a number of significant achievements during 2003 and continues to make considerable progress in early 2004. A positive feasibility study, which was completed for the Las Cristinas project in September 2003, was approved by the CVG on March 8, 2004. The study confirmed the economic and technical viability of Las Cristinas using conventional open pit mining and carbon-in-leach (CIL) gold processing. Also during 2003, Requests for Proposals
(RFPs) were prepared and issued to engineering firms to bid for EPCM services related to the construction of Las Cristinas. After a thorough evaluation process, SNCL was appointed on March 25, 2004 as the EPCM contractor for the Las Cristinas project. The project schedule, from detailed engineering through commissioning of the plant, is estimated to be approximately twenty-four months.

The EIS for Las Cristinas was recently revised in conjunction with the CVG. The permitting process was initiated with the submission of the final EIS to the CVG and the MARN on April 15, 2004. The Company is aiming to obtain interim approval during the summer to begin site preparation work and hopes to receive the final environmental and mining permits necessary to begin construction activities during the fourth quarter of 2004.

The Company has met all the required social commitments in the Las Cristinas Mining Operating Agreement, (MOA) with the CVG. Local infrastructure projects, including building thirty new houses, installing new sewerage and water treatment facilities and road upgrading have been completed. The Company is also upgrading a medical clinic and providing medicine on a monthly basis. As required under the MOA, Crystallex has employed 125 local residents at the project and is providing ongoing job training programs.

Crystallex started an infill drill program at Las Cristinas during the first quarter of 2004 with the aim of upgrading some of the inferred resources to measured and indicated resources, which is expected to add to reserves.


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


In the third quarter of 2003, the Company sold its San Gregorio mine in Uruguay to Uruguay Mineral Explorations Inc. (UME). The transaction was very positive for the Company, as UME assumed all obligations and liabilities, including closure and environmental obligations, as well as funding the closing of the San Gregorio gold forward sale position of 37,640 ounces. UME will also pay Crystallex sale proceeds of US$2.0 million during 2004.

The sale of the San Gregorio assets advanced the Company's objective of reducing its gold hedge book. During 2003, the Company reduced its forward sales and call options sold by 122,000 ounces. This was accomplished through the San Gregorio sale, a buyback of 25,000 ounces of forward sales contracts and by delivering gold production into forward contracts. The Company had approximately 350,000 ounces of forward sales and call options sold at the end of 2003 at an average price of US$304 per ounce. During 2004, the Company intends to close additional contracts through financial settlements.

By the end of the third quarter 2003, the Company had considerably improved its cash position. Gross proceeds of US$38.2 million were raised in two special warrant financings in August and September. A portion of the proceeds were used for immediate capital investments at our existing Tomi mines and Revemin mill and quickly contributed to the improved operating performance during the fourth quarter of the year. Gold production of 15,200 ounces in the fourth quarter accounted for 43% of total gold production of approximately 35,200 ounces from the Venezuelan operations in 2003. In 2004, the Company expects to produce about 50,000 ounces of gold.

The Company's cash position was further strengthened with the $100 million common share financing subsequent to year-end. These proceeds will allow the Company to advance with engineering, equipment purchasing and start development of Las Cristinas during 2004. The total financing requirement for Las Cristinas is estimated at approximately US$340 million, including US$39 million of refundable VAT, a cost overrun requirement to support our guarantee of a planned project debt financing, interest during the construction period and various financing fees. Currently, the Company expects to finance the construction of Las Cristinas with a combination of equity and project debt.

FINANCIAL RESULTS OVERVIEW
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                                                 2003        2002         2001
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OPERATING STATISTICS

Venezuela Gold Production                        35,244      27,791      42,690
Uruguay Gold Production1                         41,729      66,832      66,957
Total Gold Production (ounces)                   76,973      94,623     109,647
Total Cash Cost Per Ounce Sold(2,3)              US$378      US$346      US$178
Average Realized Price Per Ounce(3)              US$363      US$310      US$242
Average Spot Gold Price Per Ounce                US$363      US$310      US$271

FINANCIAL STATISTICS (C$ THOUSANDS)

Revenues(3)                                     $15,567     $13,318     $16,006
Cash Flow from Operating Activities(3,4)       ($34,308)    ($4,549)     $4,318
Net Loss                                       ($82,054)   ($56,460)   ($42,552)
Net Loss per Basic Share                         ($0.70)     ($0.67)     ($0.62)
Weighted Average
  Number of Common Shares Outstanding       118,309,198  84,441,287  69,117,738
-----------
(1) Includes nine months production from San Gregorio in 2003. On the Financial Statements, San Gregorio is accounted for as a Discontinued Operation.

(2) This is a non-GAAP measure. For an explanation of Total Cash Costs refer to the section of Non-GAAP measures.

(3)  From continuing operations only (excludes San Gregorio).

(4)  Includes Working Capital changes, before capital expenditures.

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

During 2003, the Company incurred a net loss of $82.1 million, or $0.70 per share as compared with a net loss of $56.5 million, or $0.67 per share in 2002. The larger net loss in 2003 was primarily attributable to a non-cash charge of $23.0 million for a write-down of mineral properties, (of which $18.8 million relates to the La Victoria property), an increase in general and administrative expenses from $9.0 million to $22.4 million, and a foreign exchange loss of $4.5 million. The foreign exchange loss was due to the impact of the weakening of the U.S. dollar on the Company's Canadian dollar obligations. These items were partially offset by a reduction in the non-hedge derivative loss to $21.7 million in 2003 as compared with a $34.8 million loss in 2002.

Revenue on our Statement of Operations represents revenue from the Venezuelan operations only, as San Gregorio is accounted for as a Discontinued Operation. Revenue in 2003 was $15.6 million, as compared with $13.3 million in 2002. The increase in revenue is attributable to selling more ounces of gold in Venezuela at a higher average realized price. Gold sales in 2003 were 30,632 ounces at an average realized price of US$363 per ounce, as compared with 28,088 ounces in 2002 at an average realized price of US$310 per ounce.

Operating cash flow from continuing operations, before capital expenditures, was a utilization of $34.3 million in 2003, as compared with a utilization of $4.5 million in 2002. Higher general and administrative expenses, cash used to reduce the gold hedge book and a greater use of cash related to working capital changes were the main reasons for a larger operating cash flow deficit in 2003.

Financing activities increased during 2003. The Company raised approximately $75 million during the year, primarily with special warrant financings. The financings in 2003 and the April 2004 common share financing for gross proceeds of $100 million have considerably improved the Company's liquidity.

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

INCOME STATEMENT

PRODUCTION AND GOLD SALES REVENUE

------------------------------------------------------------------------
                                              2003              2002
------------------------------------------------------------------------

GOLD PRODUCTION (OUNCES)
     San Gregorio(1)                         41,729            66,832
     La Victoria                              5,564            22,548
     Tomi Open Pit                           24,360             2,347
     Tomi Underground                         2,753                 0
     Purchased Material                       2,567             2,896
TOTAL                                        76,973            94,623
------------------------------------------------------------------------

TOTAL CASH COSTS (US$/OUNCE)
     San Gregorio                              $276              $237
     Venezuela                                 $378              $346

COMPANY AVERAGE                                $323              $269
------------------------------------------------------------------------
(1)  Figures are for the nine months of 2003 that Crystallex owned San Gregorio.
(2) Ore from Tomi, La Victoria and Purchased material is processed at the Company's Revemin mill.

In 2003, the Company produced almost 77,000 ounces of gold, about 18,000 ounces less than the 95,000 ounces produced in 2002. The decrease was due to selling the San Gregorio mine at the end of the third quarter of 2003, although this was partially offset by higher gold production in Venezuela. Gold production in Venezuela was approximately 35,000 ounces in 2003, a 25% increase over the 28,000 ounces produced in 2002. There was a considerable improvement in operating performance during the final quarter of 2003, with gold production reaching 15,200 ounces, as compared with 4,300 ounces in the first quarter. This was attributable primarily to increasing mill throughput resulting from capital investments in equipment and spare parts, as well as from higher ore grades and gold recoveries. The Revemin mill operated at 98% of its 1,350 tonne per day capacity during the fourth quarter of 2003, up from only 55% in the first quarter of the year. Gold recovery, which averaged 84% for the year, was 92% in the fourth quarter. The grade of ore processed at the Revemin mill during the fourth quarter averaged 4.2 grams per tonne, as compared with 3.5 grams per tonne for the full year and 3.0 grams per tonne in 2002.

TOMI

Tomi was the Company's main producing concession in 2003, accounting for about 77% of Venezuelan production. Tomi produced 27,113 ounces in 2003, of which 24,360 ounces were from the Milagrito and Mackenzie open pit mines and the balance of 2,753 ounces were from the new Charlie Richards underground mine.

Almost all of the Company's forecast gold production of 50,000 ounces in 2004 will come from the Tomi concession. Mining will be conducted at the Milagrito and Mackenzie open pits and the Charlie Richards underground mine. The open pit reserves at Tomi are forecast to be depleted during 2005.

Production at the Charlie Richards underground mine is expected to reach design levels of about 200 tonnes of ore per day by the third quarter of 2004. At full operation, annual gold production from the underground mine is forecast to range between 10,000 and


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

17,000 ounces per year for approximately four years at current estimated reserves of 68,000 ounces of gold. Total cash costs are forecast to average US$175 per ounce.

The Company has forecast capital expenditures of approximately US$2.0 million for the Tomi concession during 2004.

LA VICTORIA

The La Victoria deposit contains a significant quantity of sulphide refractory ore, which results in low gold recoveries when processed at the Revemin mill, which is a conventional cyanide-in-leach plant. The recovery of gold from La Victoria ore averaged only 54% during the third quarter of 2003 and 68% for the first nine months of the year. As a consequence, the production of ore has been suspended at La Victoria while the Company assesses the viability of treating the refractory ore in a Bio-Oxidation circuit prior to cyanide leaching. The Company is currently conducting a Bio-Oxidation pilot plant test on a twenty tonne sample of ore from La Victoria. Due to a lack of capital in the past, data from previous drilling is insufficient to accurately confirm the full extent of La Victoria's reserve potential. Consequently, an infill drill program is underway to better determine the size and grade of the deposit. Production will resume at La Victoria if the Bio-Oxidation process is technically viable and the project generates an acceptable economic return. A decision will likely be made in the third quarter of 2004.

The Company wrote-down its entire $18.8 million carrying value of La Victoria in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Nevertheless, based on positive preliminary Bio-Oxidation testwork and geological interpretations, the Company is optimistic that La Victoria can be restored to economic viability.

GOLD SALES

The Mining Revenue line on the Statement of Operations of the Company only includes gold sales from our Venezuelan mines, as the San Gregorio mine in Uruguay was sold at the end of the third quarter of 2003 and is accounted for as a Discontinued Operation. Gold sales were 30,362 ounces in 2003 from operations in Venezuela. This is less than production of 35,244 ounces as approximately 4,900 ounces of gold produced in December 2003 were not sold until after year-end. Including gold sales from San Gregorio of 39,562 ounces, total gold sales for the year were 70,194 ounces.

Spot gold prices averaged US$363 per ounce in 2003, up from US$310 in 2002. In Venezuela, all our gold is sold to the Central Bank and the Company receives the prevailing spot gold price. During 2003, we received an average price of US$363 per ounce for our Venezuelan gold sales. This generated revenue on our Statement of Operations of $15.6 million during 2003.

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

Most of the gold sales from Uruguay were delivered against forward sales positions and the Company realized an average price of US$297 per ounce on gold sales from Uruguay.

In 2004, the Company expects to continue to sell all gold production to the Venezuelan Central Bank and realize the spot price of gold on these sales. Gold sales proceeds are received in local currency and will be utilized to fund ongoing operations and capital projects in Venezuela.

OPERATING EXPENSES

The Company's total cash costs of production include mining, processing, mine administration, royalties and production taxes and excludes corporate general and administrative expenses, depreciation and depletion, financing costs, capital costs, exploration and reclamation accruals.

The Company's cost of sales for 2003 were $16.2 million as compared with $15.2 million in 2002, as more ounces of gold were produced and sold in 2003 than in 2002. Gold sales from continuing operations were 30,632 ounces in 2003, as compared with 28,088 ounces in 2002. The total cash costs per ounce of gold sold from Venezuela was US$378 per ounce in 2003, however when gold production from discontinued operations (Uruguay) is included, the Company's total cash costs were US$323 per ounce. Operating costs in Venezuela were high during the first nine months of 2003, particularly in the first quarter when they averaged US$460 per ounce. The high costs were primarily a result of low gold recoveries at La Victoria. Gold production improved materially by year end as mining was entirely conducted at the Tomi concession, which is higher grade and yields higher gold recoveries than experienced at La Victoria.

GENERAL AND ADMINISTRATIVE EXPENSES

General and Administrative (G&A) expenses totalled $22.4 million during 2003, as compared with about $9.0 million in 2002. Compensation, including salaries and bonuses, comprised the largest component of G&A during 2003, at about $7.4 million. Other significant G&A expense categories included legal and audit fees of $3.8 million, advisory and consulting fees of about $3.0 million, Caracas office G&A of $2.0 million and insurance of $1.3 million.

G&A expenses in 2003 were approximately $13.4 million higher than in 2002. During the year the Company incurred unusual and one-time expenses in respect of: special one-time bonus payments to officers and directors related to the consummation of the Las Cristinas mining agreement; bonus and success fees paid to various Venezuelan litigation and other legal counsels; professional fees related to responding and satisfying questions raised during an ongoing regulatory review; successful completion of several financings and office closures with related consolidation costs. At least $5 million of such costs represent one-time expenditures. In addition, the Company has significantly added to its


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

senior staff in contemplation of the commencement of the financing and construction of the Las Cristinas project, further increasing G&A expenditures.

The largest component of the $13.4 million increase was bonus payments, which were $2.9 million higher in 2003 as compared with 2002. Included in the $2.9 million increase are $1.3 million of special bonuses paid in September 2003 to management and directors of the Company and $1.1 million of success fees paid to the Company's Venezuelan legal counsel, all as one-time payments specifically in recognition of their commitment of time and effort on behalf of the Company, over several years, in successfully consummating the Las Cristinas mining operation agreement. The payments were approved by an independent compensation committee of the Board of Directors.

Advisory fees accounted for $2.3 million of the increase of G&A expenditures in 2003 as compared with 2002. The two principal advisory fees were related to the engagement of an investment bank to provide corporate advisory services and for the engagement of a project finance debt advisor for Las Cristinas. Other G&A areas that had material increases during 2003 included legal and audit fees, which increased by $2.1 million and insurance which increased by $1.1 million.

FORWARD SALES AND WRITTEN CALL OPTIONS

The Company has adopted a policy to become hedge free as we hold the view that the market ascribes a discount to derivatives. The Company plans to eliminate its existing economic derivative commitments, which consist of call options sold and forward sales contracts. This will be accomplished by repurchasing forward sales and call option contracts at opportune times. To facilitate this approach, the Company plans to negotiate with its counterparties to move certain commitments to future periods.

The Company made considerable progress during 2003 in reducing the number of hedged ounces of gold. Commitments under forward sales and call options were reduced from 471,872 ounces to 350,025 ounces, a reduction of almost 122,000 ounces. This was mainly accomplished by delivering gold production into forward sales positions, buying back 25,000 ounces of forward sales (at a net cost of approximately US$74 per ounce or US$1.84 million) and by retiring 37,640 ounces of forward sales as part of the sale of the San Gregorio mine. At year-end, the Company's contracted ounces represented just 3% of our reserves.

As tabled below, at December 31, 2003, the Company's derivative position was comprised of 125,856 ounces of fixed forward contracts at an average price of US$305 per ounce, and 224,169 ounces of call options sold at an average price of US$303 per ounce.

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                                          2004       2005     2006     TOTAL
-----------------------------------------------------------------------------

Fixed Forward Gold Sales (ounces)       43,430     42,430   39,996   125,856
Average Price (US$/ounce)                 $300       $305     $310      $305
Written Gold Call Options (ounces)     127,237     94,932    2,000   224,169


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

Average Exercise Price (US$/ounce)        $298       $309     $348      $303
TOTAL (OUNCES)                         170,667    137,362   41,996   350,025
AVERAGE PRICE (US$/OUNCE)                 $299       $308     $312      $304
-----------------------------------------------------------------------------

Accounting for Derivative Instruments

The Company's existing forward sales and call options are designated as derivatives so they do not qualify for the normal sales exemption, (or hedge accounting) for accounting treatment. The Company's metal trading contracts are recorded on the Balance Sheet at fair market value. Crystallex has no off-balance sheet gold contracts. Changes in the fair value of derivatives recorded on the Balance Sheet are recorded in earnings as an unrealized non-hedge derivative (loss) gain in the Statement of Operations. The gains and losses occur because of changes in commodity prices and interests rates.

The variation in the fair market value of options and forwards from period to period can cause significant volatility in earnings; however, this fair market value adjustment is a non-cash item that will not impact the Company's cash flow. For the year, the total unrealized mark-to-market loss on the non-hedge derivative positions was $19.4 million. In addition, realized losses of $2.3 million arising from financial settlement of contracts were also recognized.

Mark-to-Market (Fair Value)

At December 31, 2003, the unrealized mark-to-market value of the Company's gold forward sales and call options, calculated at a year end spot price of US$415 per ounce was negative $52.6 million. This fair value is recorded on the Balance Sheet as a liability (Deferred Credit) and represents the replacement value of these contracts based upon the spot gold price at year-end and does not represent an obligation for payment. The Company's obligations under the forward sales contracts are to deliver an agreed upon quantity of gold at a predetermined price by the maturity date of the contract, while delivery obligations under the call options sold are contingent upon the price of gold and will take effect if the gold price is above the strike price of the relevant contract at its maturity date and the option is exercised by the option holder.

In circumstances where the Company is unable to meet the obligations under the fixed forward sales or call options, the Company may negotiate with the counterparty to defer the expiry date of the forward sale or call option, or purchase gold in the market, or settle the positions financially. If the Company were to purchase gold in the market or settle the contracts financially, it would result in a reduction of the Company's cash. The table below illustrates the cash requirement if the Company had to financially settle contract positions in excess of planned production. The analysis assumes the Company proceeds with a Bio Oxidation operation at La Victoria, the Albino mine is developed on schedule and excludes future Las Cristinas production. It also assumes the Company is unable to roll existing contracts to future periods. The December 31, 2003 spot gold price of US$415 per ounce is used.

--------------------------------------------------------------------------------
US$ MILLIONS                                  2004      2005     2006     TOTAL
--------------------------------------------------------------------------------
Total ounces Committed                     170,667   137,362   41,996   350,025
Planned Production                          50,000    75,000   65,000   190,000
Excess Committed Ounces                    120,667    62,362      nil   183,029
Average Committed Price (US$/oz)              $299      $308     $312     $3021
Average Assumed Spot Price (US$/oz)           $415      $415     $415      $415
CASH REQUIRED TO SETTLE EXCESS POSITIONS     $14.0      $6.7      NIL     $20.7
--------------------------------------------------------------------------------

(1) Represents the average price for the years 2004 and 2005 in which there are excess committed ounces.

The Company cautions readers not to place undue reliance on the projected production figures illustrated above. As noted under "Forward Looking Statements" in the Annual Report, predictions and forecasts involve inherent risks and uncertainties. A number of factors could cause actual results to differ from plans.

WRITE-DOWN OF MINERAL PROPERTIES

The Company annually performs property evaluations to assess the recoverability of its mining properties. Impairment evaluations compare the undiscounted forecast future cash flow from each operation with its carrying value and where the cash flows are less, a write-down to estimated fair value is recorded. In 2003, Crystallex incurred mineral property write-downs of $23.0 million. Management concluded that the undiscounted cash flow from currently estimated reserves at the La Victoria property, determined using a US$325 per ounce gold price and preliminary capital and operating cost estimates for a Bio-Oxidation plant, would be insufficient to recover the carrying value of the property. In accordance with Canadian GAAP, the Company wrote-down the value of the La Victoria property by $18.8 million, reducing the carrying value to zero. A lack of capital in the past prevented the Company from undertaking a comprehensive drill program to determine the full extent of La Victoria's reserve potential. The Company is presently drilling at La Victoria and expects to have a revised reserve estimate during the third quarter of 2004. In addition, the Company will soon be conducting a Bio-Oxidation pilot plant test to confirm the amenability of the La Victoria ore to the Bio-Oxidation process.

The remaining $4.2 million balance of the $23.0 million of mineral property write-downs is related to various exploration properties, principally the Santa Elena property in Venezuela.

LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company's principal source of liquidity has been equity and equity-equivalent forms of financings as the Company's operations have not generated sufficient cash to meet its operating requirements and planned capital expenditures. The Company anticipates capital needs of approximately US$350 million over the next two years, related to developing Las Cristinas and for capital projects at existing operations. In addition, over the same period, the Company forecasts cash requirements of between

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

US$30 million to US$40 million to cover general and administrative requirements, debt service and operating cash flow deficits. Crystallex will continue to rely on the equity markets for meeting its commitments and planned expenditures and also intends to access the project debt finance market to meet a portion of the expected capital expenditures for the development of Las Cristinas.

The Company intends to finance the development of Las Cristinas with a combination of equity and project finance debt. On April 5, 2004, Crystallex closed an offering of 25 million shares priced at $4.00 per share for gross proceeds of $100 million. The proceeds will primarily be used to fund the development of Las Cristinas. To advance the Las Cristinas project to commercial production, the Company currently expects to issue equity or arrange other forms of financing later this year or in early 2005 and expects to close a project finance debt agreement with a syndicate of commercial banks and possibly export credit agencies during 2005. There can be no assurance that these financing arrangements will be available, or available on terms acceptable to the Company.

WORKING CAPITAL

At December 31, 2003, the Company's working capital position improved significantly to $4.7 million from negative $19.5 million at December 31, 2002. The increase was due to common share and warrant financings during the third quarter of 2003, which raised aggregate gross proceeds of US$38.2 million. The Company's cash position at December 31, 2003 was $33.9 million. Furthermore, the recent $100 million common share financing has considerably enhanced the Company's liquidity.

CASH FLOW FROM OPERATIONS

Operating cash flow (after working capital changes and before capital expenditures) was a utilization of $34.3 million in 2003. A cash flow deficit was incurred as revenues from gold sales were offset by direct operating costs of production, consequently there was no cash flow to provide for general and administrative expenses, interest expenses and working capital changes.

The deficit of $34.3 million in 2003 was $29.8 million higher than the deficit of $4.5 million in 2002. The increase was mainly due to an $11.4 million increase in General and Administrative cash expenditures (a portion of G&A expenses in 2003 were paid in shares and warrants of the Company) and a $9.5 million increase in cash used for changes in working capital items. Also, the Company spent $2.3 million on reducing its gold forward sales positions during the year, including a buyback of 25,000 ounces of forward sales contracts at a spot price of US$372 per ounce.

The Company expects to have a cash flow deficit of approximately US$15 million in 2004 as cash flow from the operations will be insufficient to fund general and administrative expenses, debt service and cash obligations related to the Company's gold hedge book.

INVESTING ACTIVITIES

The Company's principal investing activities are for capital expenditures at its operations.

Capital expenditures during 2003 totalled $12.3 million, as compared with $42.2 million in 2002. The reduction in capital spending was largely due to reduced expenditures at Las Cristinas. Expenditures at Las Cristinas were $37.4 million in 2002 and included a US$15.0 million payment to the CVG under the terms of the Mining Operating Agreement. The investments in 2003 were principally for the Las Cristinas project ($9.9 million), including the costs for the Feasibility Study, maintaining the camp and completing the social development infrastructure programs. The balance of the capital expenditures were related to the operating mines in Venezuela.

The Company is planning significant capital expenditures in 2004 and 2005, mainly for the development of the Las Cristinas project. The timing of these expenditures will be determined by our ability to raise both equity and debt financing. Capital expenditures during 2004 are estimated at approximately US$88 million as follows: Las Cristinas US$80 million; Tomi US$2 million; Revemin Mill US$3 million and Albino US$3 million.

If the Company proceeds with the construction of a Bio Oxidation plant at Revemin for processing La Victoria ore, it is presently estimated that capital expenditures of approximately $15 million will be required for the plant and for development work at the La Victoria mine. These expenditures would largely be incurred in 2005.

It is expected that the projected operating deficit and capital expenditure requirements for 2004 will be funded with the proceeds from the $100 million equity financing and from cash on hand of $33.8 million at December 31, 2003. As noted, to complete the development of Las Cristinas, the Company currently expects to issue equity or arrange other forms of financing later in 2004, or in early 2005 and anticipates closing a project finance debt transaction in 2005.

The Company expects to realize cash proceeds of US$2.0 million from the sale of the San Gregorio mine in 2004. The first instalment of US$1.0 million was received by the Company on April 14, 2004.

FINANCING ACTIVITIES

During 2003, the Company raised net financing proceeds of $75.1 million, of which $61.7 million were proceeds from five special warrant financings throughout the year, $9.4 million were proceeds from the issuance of common stock and $4.1 million were proceeds from a convertible note financing. The convertible notes were converted into common shares during the fourth quarter of 2003. Refer to Note 8 of Notes to the Financial Statements for details of the special warrant financings.

In addition, common shares were issued during the year for the following main activities: on the exercise of warrants and special warrants (22.1 million shares); upon the conversion of convertible notes (17.0 million shares); for bank loan repayments (2.3 million shares); for legal fees (1.3 million shares) and for financial advisory fees (350,000 shares). The Company also issued warrants and special warrants during 2003 for the following main activities:
13.9 million warrants and special warrants issued for cash; 900,000 common share warrants issued for consulting fees and 450,000 warrants issued as part of the convertible note financing noted above. Payment of various fees in common shares during the first nine months of 2003 reflects the Company's previous lack of liquidity. Equity financings during the past six months (including the recent $100 million common share financing) have significantly improved the Company's liquidity and it is now the Company's intention to use cash rather than common shares to meet its obligations.

Debt repayments were $2.1 million during 2003. At year end, the Company's total debt outstanding was $9.7 million. The debt is a term loan with Standard Bank London Limited secured by certain of the Company's assets (excluding Las Cristinas). The loan bears interest at approximately 2.5% over Libor with principal payments due semi-annually until 2006. Total debt was reduced from $34 million at year end 2002, principally by issuing common shares upon the conversion of convertible notes.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company's contractual obligations and commitments are tabled below:

--------------------------------------------------------------------------------
                                       2004            2005            2006
--------------------------------------------------------------------------------
Scheduled Debt Repayments         US$1,030,000      US$4,400,000    US$2,058,000
--------------------------------------------------------------------------------
Operating Lease Obligations           $204,000          $208,000        $198,000
--------------------------------------------------------------------------------
Precious Metal Contracts:
--------------------------------------------------------------------------------
     Fixed Forward Contracts    43,430 oz @ an    42,430 oz @ an  39,996 oz @ an
                                    average of       average of       average of
                                     US$300/oz       US$305/oz         US$310/oz
--------------------------------------------------------------------------------
     Call Options Sold         127,237 oz @ an    94,932 oz @ an   2,000 oz @ an
                                    average of       average of       average of
                                     US$298/oz        US$309/oz        US$348/oz
--------------------------------------------------------------------------------

In addition, the Company has royalty commitments that are only payable if gold is produced. There is no obligation to make payments if gold is not produced. Currently, the Company's only gold production is from the Tomi concession, which is subject to a 1.75% royalty on gold revenue. All gold production in Venezuela is subject to an exploitation tax, established under the Mining Law, which is payable to the Republic. The exploitation tax is presently 3% of gold revenue.

RELATED PARTY TRANSACTIONS

During 2003, Crystallex entered into the following material transactions with related parties:

LEGAL FEES

     o Gomez Cottin & Tejera-Paris: Gomez Cottin & Tejera-Paris are the Company's Venezuelan legal counsel. For a portion of 2003, Gomez Cottin & Tejera-Paris were considered a related party as Enrique Tejera-Paris, a principal of Gomez Cottin & Tejera-Paris, was a member of the Board of Directors of Crystallex. For the portion of the year that Gomez-Cottin & Tejera was a related party they were paid $3,895,582 for providing legal advice to Crystallex.

     o McMillan Binch LLP: McMillan Binch LLP provides legal services to the Company. David Matheson is counsel to McMillan Binch LLP and is a member of the Board of Directors of Crystallex. During 2003, McMillan Binch LLP was paid $484,896 for providing corporate legal services to Crystallex.

MANAGEMENT AND CONSULTING FEES

     o Orion Securities Inc.: Orion Securities Inc. is an investment dealer that provided advisory services to the Company during 2003, and of which Mr. Robert Fung is an employee. He is Chairman of the Board of Directors of Crystallex. During 2003, Orion was paid $1,196,000 for advisory services, (the payment was made in shares and warrants of the Company).

     o Osprey Capital Partners: During 2003, Crystallex paid $520,000 to Osprey Capital Partners, a partnership in which Robert Fung is a minority partner. The payments to Osprey Capital Partners by Crystallex were for investment banking counselling provided by other partners of Osprey Capital Partners and Mr. Fung, which advice was unrelated to his role as Chairman of Crystallex.

     o Riccio Consulting: Dr. Luca Riccio is the Vice President, Exploration for Crystallex. He is paid under a consulting arrangement for his services and in 2003 his company, Riccio Consulting, received payments of $214,018.

     o Capital Markets Advisory Inc.: Michael Brown is the principal of Capital Markets Advisory Inc. and he is a member of the Board of Directors of Crystallex. During 2003, Crystallex paid $160,000 to Capital Markets Advisory Inc. for providing investor relations and other corporate advisory services to the Company.

DIRECTORS REMUNERATION

     o Robert Fung: During 2003 Mr. Fung was paid $561,800, which was a one-time special bonus in recognition of Mr. Fung's contribution over the years to successfully securing the Las Cristinas properties.

     o Harry Near: Harry Near is a member of the Board of Directors of Crystallex. During 2003 Mr. Near was paid $145,000, which was a one-time special bonus in recognition of Mr. Near's contribution over the years to successfully securing the Las Cristinas properties.

     o David Matheson: David Matheson is a member of the Board of Directors of Crystallex. During 2003, Mr. Matheson was paid $75,000 for additional time and services as Chairman of the Audit Committee.

OUTSTANDING SHARE DATA

At April 12, 2004, 175,583,492 of common shares of Crystallex were issued and outstanding. In addition, at April 12, 2004 options to purchase 10,234,000 common shares of Crystallex were outstanding under the Company's option plan and warrants to purchase 18,334,905 common shares of Crystallex were issued and outstanding.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principals generally accepted in Canada requires management to make estimates and assumptions that affect the reported amount of asset and liabilities and disclosure of contingent assets at the date of the consolidated financial statements. Significant estimates used herein include those relating to gold prices, recoverable proven and probable reserves, available resources, fair values of commodity derivative contracts, (principally fixed forward contracts and written call options) available operating capital and required reclamation costs. Among other things, these estimates each affect management's evaluation of asset impairment and the recorded balances of inventories, site closure and reclamation and remediation obligations. It is reasonably possible that actual results could differ in the near term from those and other estimates used in preparing these financial statements and such differences could be material.

PROPERTY EVALUATIONS

The Company reviews and evaluates the recoverability of the carrying amounts of all its producing properties and related plant and equipment annually or when events and changes in circumstances indicate that the carrying value may not be recoverable. Estimated net future cashflows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors) and, operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. Reductions in the carrying amount of property, plant and equipment, with corresponding charges to earnings, are recorded to the extent that the estimated future undiscounted net cashflows are less than the carrying amount.

CAPITALIZATION OF EXPLORATION AND DEVELOPMENT COSTS

Mineral exploration costs such as topographical, geochemical, and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold, or where management has determined there to be a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan are expensed as incurred after production has commenced. Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined. Mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan are depleted and amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves.

COMMODITY DERIVATIVE CONTRACTS

The Company uses commodity derivative contracts, principally fixed forward contracts and written call options, to economically hedge exposure to fluctuations in the market price of gold. These instruments are not designated as hedges for accounting purposes and are carried on the balance sheet under the captions deferred credit and deferred charge, at estimated fair market value.

Premiums received at the inception of written call options are initially recognized on the balance sheet as a liability. Unrealized gains or losses arising from changes in the fair market value of the liability related to both fixed forward contracts and written call options and realized gains/losses on commodity derivative contracts which are either settled financially or through physical delivery, are recognized in the statement of operations in the period of the change or settlement as an unrealized non-hedge derivative loss/gain.

NON GAAP MEASURES

Total cash costs per ounce are calculated in accordance with the Gold Institute Production Cost Standard, (the "Standard"). The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cash flow from Crystallex's operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total cash costs per ounce sold may be reconciled to our Statement of Operations as follows:

--------------------------------------------------------------------------------
C$,000                                         2003           2002         2001
--------------------------------------------------------------------------------
Operating Costs per
 Financial Statements                    16,240,363     15,191,619   11,696,769
By-Product Credits                               --             --           --
Reclamation and Closure Costs                    --             --           --
Operating Costs for                      16,240,363     15,191,619   11,696,769
 Per Ounce Calculation
Ounces Sold                                  30,632         28,088       42,690
Total Cash Cost Per Ounce C$                  C$530          C$541        C$274
Average Annual C$/US$ F/X Rate                 1.40           1.57         1.55
Total Cash Cost Per Ounce Sold US$           US$378         US$346       US$178
--------------------------------------------------------------------------------

RISK FACTORS

The profitability of the Company depends upon several identified factors including levels of production, commodity prices, costs of operation, financing costs, the successful development and integration of Company assets and the risks associated with mining activities. Profitability will further vary with discretionary expenditures such as investments in technology, exploration and mine development. The Company operates in an international marketplace and incurs exposure to risks inherent in a multijurisdictional business environment including political risks, varying tax regimes, country specific employment legislation and currency exchange fluctuation. The Company presents and updates in its public filings risk factors that it considers relevant and material to its business at the time of filing. The Company seeks to minimize its exposure to these factors by implementing insurance and risk management programs, monitoring debt levels and interest costs, and maintaining employment and social policies consistent with sustaining a trained and stable workforce.

LAS CRISTINAS PROPERTIES

Under Venezuelan mining law, all mineral deposits belong to the Republic of Venezuela and are assets of public domain. Mining activities are considered to be of national interest and the Ministry of Energy and Mines ("MEM") is the government branch empowered under Venezuelan mining law to administer and control all mining activities in the country. Mining may be carried on in only two ways: (a) through a mining concession granted by MEM to a third party or (b) directly by the government when, based upon public interest and pursuant to a decree, it reserves to itself specific minerals or areas to explore and exploit. While direct governmental exploitation requires that the government maintain ownership of the mineral, it does not require that it retain the administration of its development, exploitation and sale.

The rights of the Corporation to develop the Las Cristinas Deposits are derived from: (a) a presidential decree which authorized the MEM to contract for the exploitation of the Las Cristinas Deposits and an agreement between the MEM and the CVG authorizing the CVG to enter into a mine operation agreement with a third party and (b) a mine operation agreement between the CVG and the Corporation dated September 17, 2002 (the "Agreement"). Under the terms of the Agreement, the administration of the Las Cristinas Deposits relating to gold, including its exploration, development, exploitation, commercialization and sale, have been granted exclusively to the Corporation as provided by the mining law of Venezuela.

Alleged Claims of MINCA

In July 1991, the CVG entered into a shareholders' agreement with Placer Dome which, among other things, granted Placer Dome the right to develop the Las Cristinas Deposits. Pursuant to that agreement, MINCA was incorporated to explore and, if economically feasible, exploit the Las Cristinas Deposits. In February 1992, the CVG, in accordance with the foregoing agreement, entered into a mining contract with MINCA (the "Minca Contract"). There was no gold produced by MINCA under the terms of the MINCA Contract and MINCA suspended its development activities. In August 2000, Placer Dome, by agreement with the CVG, was given until July 15, 2001 to engage an investment bank to attempt to find an approved buyer or joint venture partner to put the Las Cristinas Deposits into production. On or about July 13, 2001, Placer Dome purported to transfer its interest in MINCA to Vannessa Ventures Ltd. ("Vannessa") by transferring to Vannessa its share interest in Placer Dome de Venezuela C.A., a Venezuelan holding company which in turn held the controlling interest in MINCA. The CVG and the MEM have refused to recognize the transfer as a result of change of control restrictions in the shareholders' agreement. Subsequent to July 15, 2001, the CVG declared the MINCA Contract in default and gave notice to MINCA of the requisite cure period. After the end of the cure period, with the default still not cured, the CVG immediately instituted the necessary proceedings to formally and legally terminate the MINCA Contract. The MINCA Contract was terminated by the CVG on November 6, 2001 and, pursuant to the mining law of Venezuela, the mining assets related to the Las Cristinas Deposits reverted to the Republic of Venezuela. On November 16, 2001, the CVG, together with a representative of MEM, a representative of the National Comptroller Office (who received the assets for the Republic of Venezuela) and a judge (who made a formal record of the proceedings) took possession of the assets. In March 2002, the MEM passed Resolution 35 whereby the MEM declared the MINCA Contract terminated and repossessed the assets on behalf of the Republic of Venezuela. Presidential Decree No. 1,757 declared the Las Cristinas Deposits reserved for the Republic of Venezuela and authorized the MEM to contract the direct exploitation of the area to the CVG. The MEM and the CVG entered into an agreement for the development of the Las Cristinas Deposits and the MEM authorized the CVG to enter into a mine operation agreement with a third party. Under the authority of Decree No. 1,757 and the contract with MEM, the CVG entered into the Agreement with the Corporation.

MINCA has claimed that the cancellation of the MINCA Contract was illegal. It has further challenged the validity of Resolution 35 and Decree No. 1,757 and has commenced legal actions in Venezuela disputing the CVG's legal authority for cancelling the MINCA Contract. The Corporation is confident that the cancellation of the MINCA Contract was done in accordance with all applicable Venezuelan laws. The Corporation is confident that the Agreement entered into between it and the CVG was approved in accordance with all applicable Venezuelan laws and is valid and enforceable against the CVG and the current and any future government administration in Venezuela. The Corporation has received legal opinions confirming this position and further confirming that any relief which might be granted in legal actions by MINCA currently admitted before the Venezuelan courts would not diminish the Corporation's rights under the Agreement.

Notwithstanding the foregoing, the Corporation cannot predict the outcome of the various MINCA legal actions and cannot provide any assurances that the legal challenges of MINCA or any other third parties will not impact the rights to the Las Cristinas Deposits granted to the Corporation by the CVG pursuant to the Agreement. However, the Corporation has been advised by its Venezuelan counsel that in the remote event that a third party was successful in a legal action in respect of Las Cristinas, the successful party would only be entitled to monetary damages from the Venezuelan government and not to restitution of the Las Cristinas properties. This position is reinforced by the fact that the properties have been contracted to a third party, namely the Corporation.

Lack of Ownership Rights

Under the Agreement and in accordance with applicable Venezuelan mining laws, ownership of the Las Cristinas Deposits belongs to the Republic of Venezuela. The Agreement does not transfer any property ownership rights to the Corporation and the right of the Corporation to develop the gold contained in the Las Cristinas Deposits is contingent upon the Corporation continuing to meet its ongoing obligations thereunder. In the event that a breach of the Agreement occurred and was not cured by the Corporation, the breach could result in the CVG having the right to terminate the Agreement.

Lack of Copper Rights

In addition to gold, the Las Cristinas Deposits contain copper. Under the Agreement, the Corporation has rights to develop only the gold contained in the Las Cristinas Deposits. Based on the feasibility study (which has been approved by the CVG) and following discussions with the CVG, the Corporation has determined that extracting and processing the copper contained in the Las Cristinas Deposits would detract from the project economics. The Corporation does not require the right to exploit the copper contained in the Las Cristinas Deposits in order to exploit the gold as contemplated under the feasibility study and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas Deposits.

Although the Corporation does not believe that the MEM would do so, the MEM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas Deposits to the CVG or a third party. The Corporation has been advised by its Venezuelan counsel that:

     o if the MEM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the MEM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the Agreement to negotiate the exploitation of the copper with the Corporation; and

     o if the MEM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, the Corporation's right under the Agreement to exploit the gold contained in the Las Cristinas Deposits would, as a matter of Venezuelan law, take precedence over the third party's right to exploit the copper.

If the MEM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, there can be no assurance that the MEM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or that the Corporation will be able to negotiate an agreement with respect to the exploitation of the copper with the CVG. Also, if the MEM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, or if the MEM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Corporation will be successful under Venezuelan law in asserting that its right under the Agreement to exploit the gold contained in the Las Cristinas Deposits takes precedence over the third party's right to exploit the copper.

ADDITIONAL FUNDING REQUIREMENTS

Under the terms of the Agreement, the Corporation is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas Deposits, to design, construct and operate a processing plant, to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the Agreement. In order to develop the Las Cristinas project and its other mining projects, the Corporation will need to raise additional financing which may include one or more of non-recourse project debt, mezzanine debt and additional equity financing. The Corporation currently has limited financial resources and there is no assurance that sufficient additional financing will be available to the Corporation or its direct and indirect subsidiaries on acceptable terms, or at all, for further exploration or development of its properties or to fulfill its obligations under any applicable agreements. Failure to obtain such additional financing could result in the delay or indefinite postponement of the exploration and development of the

Corporation's mining projects and could lead to the Corporation defaulting under the Agreement.

ORE RESERVES AND RESERVE ESTIMATES

The Corporation's business relies upon the accuracy of its determination as to whether a given deposit has significant mineable minerals. The Corporation's reported mineral reserves and resources are only estimates. No assurance can be given that the estimated mineral reserves and resources will be recovered or that they will be recovered at the rates estimated. Mineral reserve and resource estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render estimated mineral reserves and resources uneconomic and may ultimately result in a restatement of reserves and resources. Moreover, short-term operating factors relating to the mineral reserves and resources, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect the Corporation's profitability in any particular accounting period. If the Corporation's estimates are incorrect, it will not correctly allocate its resources, causing it either to spend too many resources at what could be a less than economic deposit or to fail to mine what could be a significant deposit. Investors should note that certain of the technical information included in the Corporation's AIF has been prepared in accordance with U.S. standards without reconciliation to Canadian standards.

TITLE TO MINERAL PROPERTIES

Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Corporation has investigated its title to all of the properties for which it holds concessions or other mineral leases or licenses, the Corporation cannot give an assurance that title to such properties will not be challenged or impugned. The Corporation can never be certain that it will have valid title to its mineral properties. Mineral properties sometimes contain claims or transfer histories that examiners cannot verify, and transfers under foreign law often are complex. The Corporation does not carry title insurance on its properties. A successful claim that the Corporation does not have title to a property could cause the Corporation to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property. Furthermore, as noted above, the Agreement does not convey title to the Las Cristinas properties. Rather, the Corporation has been granted the right to develop and exploit the Las Cristinas Deposits pursuant to the Agreement.

GOLD PRICE RISK

Gold prices historically have fluctuated widely and are affected by numerous external factors beyond the Corporation's control. Between 1998 and 2003, the gold price fluctuated from a low of U.S.$253 to a high of U.S.$416.

The gold price can fluctuate widely and is affected by numerous factors beyond the Corporation's control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions. In addition, the gold price is sometimes subject to rapid short-term changes because of speculative activities.

The profitability of the Corporation's operations, its revenues and its cash flow are significantly affected by changes in the gold price. If gold prices decline for a significant period below the cost of production of any or all of the Corporation's operations, it may not be economically feasible to continue production at such properties. This would materially affect production, profitability and the Corporation's financial position. A decline in the market price of gold may also require the Corporation to write-down its mineral reserves which would have a material and adverse effect on its earnings and profitability. Should any significant write-downs in reserves be required, material write-downs of the Corporation's investment in the affected mineral properties and increased amortization, reclamation and closure charges may be required. Accordingly, even if the Corporation discovers and produces commercial amounts of gold, the Corporation cannot give any assurance that gold prices will be high enough for the Corporation to sell the gold profitably.

The market price of the Common Shares is also affected by fluctuations in the price of gold.

RISK OF GOLD HEDGING ACTIVITIES

The Corporation has entered into forward contracts and written call options to sell a portion of the gold that it anticipates it will produce at its mines. These contracts obligate the Corporation to sell the gold at a price set when it enters into the contract, regardless of the price when the Corporation actually mines the gold. Accordingly, there is a risk that the price of gold is higher at the time the Corporation mines the gold than when it enters into the contracts, so that the Corporation must sell the gold at a lower price than it could have received if it did not enter into the contracts. In addition, if the Corporation is not able to produce and deliver the amount of gold that it agreed on in the contracts, it will be required to buy gold at market prices to satisfy its contract obligations. These market prices may be higher than the agreed upon delivery prices or higher than the Corporation's production costs. Further, in respect of the forward contracts, the entity contracting to buy the gold from the Corporation could default, which means that if the contract price is higher than the market price at the time of delivery, the Corporation will not likely be able to resell the gold at the higher price.

EXPLORATION, DEVELOPMENT AND OPERATING RISK

The business of exploring for and mining minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programmes. The Corporation has relied on and may continue to rely on consultants and others for exploration and development expertise. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development will be obtained on a timely basis. The economics of developing gold and other mineral properties are affected by many factors including the cost of operations, variations in the grade of ore mined and metals recovered, fluctuations in metal markets, costs of processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There is no assurance that the Corporation's mineral exploration, development and acquisition activities will be successful.

The operations of the Corporation may also be affected by the presence of illegal miners (something which is not uncommon in the gold mining areas of the Guyana shield area of Venezuela, Guyana, Brazil, Suriname and French Guiana). Although the Corporation, in conjunction with the local authorities, employs strategies to control the presence of illegal miners, there can be no assurance that these strategies will be successful or that the operations of the Corporation will not be adversely affected by the presence of illegal miners.

POLITICAL AND FOREIGN RISK

Political and related legal and economic uncertainty may exist in countries where the Corporation may operate. The Corporation's mineral exploration and mining activities may be adversely affected by political instability and changes to government regulation relating to the mining industry.

Other risks of foreign operations include political unrest, labour disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in law or policies of particular countries, foreign taxation, price controls, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports and increased financing costs. These risks may limit or disrupt the Corporation's projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

Recent and ongoing political unrest in Venezuela, including civil disturbances, fuel shortages, currency and exchange controls, and labour strikes, has not yet had any material impact on the Corporation's operations. However, there can be no assurance that the Corporation's operations will not be adversely affected in the future, particularly if these conditions continue for an extended period of time.

The Company does not maintain political risk insurance.

UNINSURABLE RISKS

Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences, and political and social instability. It is not always possible to obtain insurance against all such risks and the Corporation may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of the Corporation. The Corporation does not maintain insurance against environmental risks.

COMPETITION

There is competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Corporation competes with other mining companies, many of which have greater financial resources than the Corporation, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

DEPENDENCE ON LIMITED MINING OPERATIONS

Following the completion of the sale of its mining operations in Uruguay, the Corporation's operations at the La Victoria and Tomi mines and the Revemin mill (in Venezuela) will account for substantially all of the Corporation's mineral production and revenue. Any adverse development affecting these operations would have a material adverse effect on the Corporation's financial performance and results of operations.

PRODUCTION RISKS

The Corporation prepares estimates of future gold production for its operations. The Corporation cannot give any assurance that it will achieve its production estimates. The failure to meet these estimates could have a material and adverse effect on any or all of its immediate future cash flows, profitability, results of operations and financial condition.

The Corporation's actual production may vary from its estimates for a variety of reasons, including, actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Corporation or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Corporation to cease production. Each of these factors also applies to the Corporation's sites not yet in production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase.

ENVIRONMENTAL REGULATION AND LIABILITY

The Corporation's activities are subject to laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic, or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases, or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas which could result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties or the suspension or closure of mining operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Permits from a variety of regulatory authorities are required for many aspects of mine development, operation and reclamation. Future legislation and regulations could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Corporation's properties, the extent of which cannot be predicted. In the context of environmental permits, including the approval of reclamation plans, the Corporation must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. The Corporation does not maintain environmental liability insurance.

The Las Cristinas properties are located within the Imataca Forest Reserve. The Presidential decree regulating the Imataca region recognizes mining activities as a permitted use in the Forest Reserve and establishes the framework for the mining activities which may take place within the region. That Presidential decree has been the subject of legal challenges before the Venezuelan courts since 1997. Pending resolution thereof, the Venezuelan courts issued an interim order that no new mining concessions or rights could be granted in respect of the region. The Corporation has been advised by its Venezuelan counsel that the interim order is not applicable to existing and previously obtained mining rights and, because mining rights in relation to the Las Cristinas Deposits pre-date the interim order, the restrictions in the interim order do not apply to the Corporation's mining rights in relation to the Las Cristinas Deposits. The Corporation has been advised that this is the official position of the MEM. Accordingly, the interim order should not impact the Corporation's Agreement or the rights granted thereunder. Nevertheless, there can be no assurances that the final ruling of the Venezuelan courts on this matter will not impose restrictions on mining activities within the Imataca Forest Reserve and it is possible that such restrictions could be retroactive in nature.

OTHER REGULATIONS AND PERMITS

Government regulations significantly affect the Corporation's mining operations. The Corporation's domestic and foreign mining operations and exploration and development activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archeological sites, mine development and protection of endangered and protected species and other matters. Each jurisdiction in which the Corporation has properties regulates mining activities. The Corporation generally requires permits from authorities in these jurisdictions to authorize the Corporation's operations. These permits relate to virtually every aspect of the Corporation's exploration, development and production activities. It is possible that future changes in applicable laws, regulations or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of existing permits applicable to the Corporation or its properties, which could have a significant adverse impact on the Corporation's current operations or planned exploration and development projects. Obtaining necessary permits can be a complex, time-consuming process and the Corporation cannot assure whether necessary permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining necessary permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Corporation from proceeding with the development of a project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities.

CURRENCY FLUCTUATIONS

Currency fluctuations may affect the costs that the Corporation incurs at its operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Corporation's operating expenses are incurred in non-U.S. dollar currencies. The appreciation of non-U.S. dollar currencies in those countries where the Corporation has mining operations against the U.S. dollar would increase the costs of gold production at such mining operations which could materially and adversely affect the Corporation's profitability and financial condition.

The Company's Venezuelan operations are currently subject to currency and exchange controls. These government imposed controls may adversely affect the Company by restricting the Company's ability to repatriate funds.

RECENT LOSSES AND WRITE-DOWNS

The Corporation incurred a net loss in 2003 and, after restatement of its audited consolidated financial statements for 2002, incurred net losses in each of 2002 and 2001. The Corporation's profitability depends, among other things, on the price of gold, gold production, cash operating costs, and other factors discussed in this section of the Annual Report. Substantially all of these factors are beyond the control of the Corporation and there can be no assurance that the Corporation will return to profitability in the near future.

As part of the preparation of its audited financial statements for the year ended December 31, 2003, the Corporation undertook a detailed review of the carrying value of each of its mineral properties as well as related deferred exploration costs and its plant and equipment. The review resulted in a $23.0 million write-down of mineral properties, of which $18.8 million was related to the La Victoria property and the balance to various exploration properties. As described in the Operation Review section of this Annual Report, the Company is addressing low gold recoveries at La Victoria by further drilling and evaluating the viability of treating refractory ore with the Bio-Oxidation process.

In 2003, the Corporation undertook a similar evaluation of the carrying value of each of its mineral properties, deferred exploration costs and its plant and equipment. The result of the review led the Corporation to record provisions in its 2002 audited financial statements aggregating C$36.7 million to reduce the reported values of various properties, plant and equipment.

RESTRICTIONS IN LOAN FACILITY

The Corporation's loan facility requires that the Corporation maintain specific financial ratios and satisfy financial condition tests. Events beyond the control of the Corporation, including changes in general economic and business conditions, may affect the Corporation's ability to satisfy these covenants, which could result in a default under the loan facility. If an event of default under the facility occurs, the lender could elect to declare all principal amounts outstanding thereunder, together with accrued interest, to be immediately due and payable and to enforce its security over substantially all property relating to the Tomi properties, the Revemin mill and the Corporation's share interest in El Callao Mining Corp.

REGULATORY RISKS

The Corporation currently has outstanding two registration statements filed with the SEC in connection with the registration of securities of the Corporation issued in 2002 and 2003 on a private placement basis. The registration statements are the subject of an ongoing "full review" by the SEC. As at the date of this Annual Report, these registration statements have not been declared effective by the SEC. As a result of this review, the Corporation could be required to revise the disclosure or restate the financial statements included in the registration statements or other reports (including the AIF) filed with the SEC. As at the date of this Annual Report, the Corporation is not aware of any matter currently under discussion with the SEC or proposed in response to any of the comments received by the SEC which would make the disclosure contained or incorporated by reference in this Annual Report untrue or incorrect in any material respect.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Crystallex International Corporation
                                            ------------------------------------
                                            (Registrant)


Date: April 26, 2004                        By:  /s/ Daniel R. Ross
-----------------------                          ----------------------------
                                                 Daniel R. Ross, Executive Vice
                                                 President and Corporate Counsel